Mail Stop 3561

March 6, 2009

SeaOspa, Inc.
3 Hahistadrut St., Suite #6
Kiryat Yam, Israel 29056
Attention: Yakov Terner, Principal Executive Officer

> **Re: SeaOspa, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 9, 2009**
> **File No. 333-157175**

Dear Mr. Terner:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1. We note that you are registering the sale of 1,869,917 shares of common stock of which 509,000 shares are being offered by affiliates. Given the size of the offering relative to the number of shares being offered by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4) of Regulation C. As a result, you must fix the price of the shares being offered for the duration of the offering and name your affiliated selling shareholders, Ana Borenstein, Yaron Borenstein, Ophir Even, and Alon

Evenzur, as underwriters. Your indication on page 16 that "[t]he selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be an 'underwriter' within the meaning of the Securities Act in connection with such sales" is insufficient. If you disagree with our determination, please advise the staff of the company's basis for determining that any aspect of the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In this regard, please address the factors referred to Interpretive Response 612.09 in the Compliance and Disclosure Interpretations relating to Rule 415 of the Securities Act, located at our web-site.

Selling Stockholders, page 13

2. Based on the individual share counts contained in the table of selling stockholders, it appears that the total number of shares to be offered is 1,869,918 rather than 1,869,917. Please confirm the accuracy of the share counts contained in the table of selling stockholders, as well as the total number of shares to be offered.

Item 17. Undertakings, page II-3

3. Please revise Item 17 to include all of the undertakings required by Item 512(a)(6) of Regulation S-K.

Exhibits

4. We note that the consent filed as Exhibit 23.1 contains two inconsistent dates (December 22, 2008 and January 20, 2009). Please file a revised consent that reflects the accurate date.

5. We note that Exhibit 24.1 is listed in the Exhibit Index, but that no power of attorney appears on the signature page of the registration statement. Please either remove Exhibit 24.1 from the Exhibit Index or include a power of attorney on the signature page of the filing.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Lilyanna L. Peyser (Staff Attorney) at (202) 551-3222, Mara Ransom (Legal Branch Chief) at (202) 551-3264, or me at (202) 551-3725 with any questions regarding these comments.

Sincerely,

H. Christopher Owings
Assistant Director